NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Class A common stock (the "Common Stock), of ATI Physical Therapy, Inc. (the "Company") from listing and registration on the Exchange on December 16, 2024, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the NYSE. The Exchange reached its decision to delist the Company's Common Stock pursuant to Section 802.01B of the NYSE's Listed Company Manual because the Company had fallen below the NYSE's continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15,000,000. On December 3, 2024, the Exchange determined that the Common Stock of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the NYSE. The Company was notified by letter on December 3, 2024. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on December 3, 2024. Trading in the Common Stock was suspended on December 3, 2024. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Securities, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company notified the Exchange on December 3, 2024, that they will not be appealing the delisting determination. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.